Paul Hastings LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, California  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

March 30, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Firsthand Funds - File Nos. 333-179001 and 811-08268

Ladies and Gentlemen:

On behalf of Firsthand Funds (the “Registrant”), we hereby respond to the additional oral comments provided on March 29, 2012 by Mr. Dominic J. Minore of the Securities and Exchange Commission’s (the “Commission”) staff with respect to Pre-Effective Amendment No. 2 to the Registrant’s Form N-14 filed on March 23, 2012 (the “Registration Statement”).  The Registration Statement contains disclosure with respect to a proposed reorganization of the Firsthand Technology Leaders Fund (“Target Fund”) into the Firsthand Technology Opportunities Fund (the “Surviving Fund”) (the Target Fund and the Surviving Fund are referred to together as the “Funds”).  Both Funds are series of the Registrant.  We have discussed these comments with the Registrant, which has directed us to provide the responses provided below.

The Registrant undertakes to make the revisions described in comments 2 and 3 in a Rule 497 filing immediately after the Registration Statement becomes effective.  In addition, the revised legal opinion will be included in a Rule 485(b) exhibits-only post-effective amendment filed promptly after the Registration Statement becomes effective.  The final tax opinion will also be filed in an exhibits-only post-effective amendment filed on or before the closing date of the proposed reorganization.  Each exhibits-only post-effective amendment will incorporate by reference most recently filed Parts A, B and C from the Registration Statement.

Those comments are repeated below and organized in the same fashion as presented by Mr. Minore.

1.	Comment: Please provide the “Tandy” representations in connection with the Registrant’s responses to these comments.

Response:  Comment accepted.  Please see the end of this letter.

2.
Comment:  On page 3, when referring to materials to be retained for future reference, please also refer to the annual report for the year ended December 31, 2011, and state that the annual report is being delivered together with the prospectus/proxy statement.

Response:  Comment accepted.  That disclosure has been revised as requested.

Securities and Exchange Commission
March 30, 2012

3.
Comment:  On page 5, when referring to the expenses expected to be incurred, and extraordinary expenses, please state with greater certainty that the funds will not incur ordinary expenses of the reorganization rather than are not expected to bear those expenses.  Please also clarify that no extraordinary expenses are expected to be incurred in connection with the reorganization.

Response:  Comment accepted.  That disclosure has been revised as requested.

4.
Comment:  In the legal opinion included as Exhibit 11, please delete the parenthetical on the last page about the standard compilation of Delaware law and please delete the last sentence of that same paragraph about your firm not being qualified in Delaware.  We believe those changes are necessary for the opinion to comply with recent staff guidance on legal opinions filed as exhibits to registration statements.

Response:  Comment accepted.  That legal opinion has been revised as requested, and will be filed as a replacement opinion in the manner noted earlier in this letter.

*     *     *     *     *

 We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Firsthand Funds
Firsthand Capital Management, Inc.